                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)
      [X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                                       OR

      [ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               FOR THE TRANSITION PERIOD FROM ________ TO ________

                          COMMISSION FILE NUMBER 1-7573
                                                 ------


         A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                    PARKER DRILLING COMPANY STOCK BONUS PLAN

         B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                             PARKER DRILLING COMPANY
                         1401 ENCLAVE PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77077

PARKER DRILLING COMPANY STOCK BONUS PLAN
CONTENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                        PAGE(s)

REPORT OF INDEPENDENT AUDITORS................................................1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits...............................2

Statements of Changes in Net Assets Available for Benefits....................3

Notes to Financial Statements..............................................4-10

SUPPLEMENTAL SCHEDULES

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes .......11

Schedule H, Line 4j - Schedule of Reportable Transactions....................12

                        REPORT OF INDEPENDENT AUDITORS


To the Participants and Administrator of Parker Drilling Company Stock Bonus Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Parker Drilling Company Stock Bonus Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, and reportable transactions, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
------------------------------
PricewaterhouseCoopers LLP


Tulsa, OK
May 9, 2003

PARKER DRILLING COMPANY STOCK BONUS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                   2002          2001
ASSETS
Investments (Note 2)
  Common stock of Parker Drilling Company at market value;
  3,349,701 shares (cost $15,426,576) in 2002 and
  2,939,881 shares (cost $15,045,636) in 2001                  $ 7,449,433     $10,852,188
  Other investments at market value                             21,212,754      25,836,884
                                                               -----------     -----------
        Total investments                                       28,662,187      36,689,072
                                                               -----------     -----------
Receivables
  Employer matching contribution                                   114,898         177,737
  Employee salary reduction contribution                            81,194          93,986
                                                               -----------     -----------
        Total receivables                                          196,092         271,723
                                                               -----------     -----------
        Total assets                                            28,858,279      36,960,795
                                                               -----------     -----------
Net assets available for benefits                              $28,858,279     $36,960,795
                                                               ===========     ===========


              The accompanying notes are an integral part of these
                             financial statements.

PARKER DRILLING COMPANY STOCK BONUS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                                                2002             2001
Contributions
  Employer                                                 $  1,796,512      $  1,902,156
  Employee salary reduction                                   3,181,641         3,864,463
  Rollover contribution                                          18,677            64,267
Interest and dividend income                                    175,084           316,379
Net appreciation (depreciation) in the fair value
  of investments                                             (8,164,416)       (6,532,539)
Distributions                                                (5,110,014)       (5,658,363)
                                                           ------------      ------------
Net increase (decrease)                                      (8,102,516)       (6,043,637)
Net assets available for benefits at beginning of year       36,960,795        43,004,432
                                                           ------------      ------------
Net assets available for benefits at end of year           $ 28,858,279      $ 36,960,795
                                                           ============      ============


              The accompanying notes are an integral part of these
                             financial statements.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

1. DESCRIPTION OF PLAN, SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, AND SUMMARY OF OPERATIONS

         On September 1, 1980, Parker Drilling Company and subsidiaries adopted the Parker Drilling Company Profit Sharing Plan. Effective September 1, 1985, the name of the plan was changed to the Parker Drilling Company Stock Bonus Plan (the "Plan").

         GENERAL
         The Plan is a voluntary defined contribution plan for the benefit of eligible employees of Parker Drilling Company and its participating affiliates (the "Company"). The Plan is intended to constitute a qualified profit sharing plan, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description or the Plan document for a more complete description of the Plan's provisions.

         The following are the Plan's current investment funds. The Plan does not require collateral to support the financial instruments within the funds. All of these funds are available for participant investment elections.

         o PARKER DRILLING COMPANY STOCK - Contributions are invested in the Parker Drilling Company Stock Fund. The Trustee will acquire these shares either from Parker Drilling Company or other sources at the prevailing price on the New York Stock Exchange or in the open market. The number of shares acquired with employee contributions will be determined by the average price plus transaction cost of all shares acquired by the Trustee with participant contributions made during the period.

         o AMERICAN CENTURY GROWTH FUND - This fund is a domestic equity growth fund that seeks long-term capital growth by investing in larger companies.

         o AMERICAN CENTURY ULTRA FUND - This fund is a domestic equity growth fund seeking long-term capital growth by investing in common stocks of generally larger companies with accelerating earnings and revenue growth.

         o AMERICAN CENTURY VALUE FUND - This fund is a domestic equity growth and income fund seeking long-term capital growth first, with income as a secondary objective. The fund invests in medium to large sized companies that are believed to be undervalued at the time of purchase.

         o AMERICAN CENTURY PRIME MONEY MARKET FUND - This fund is a money market fund seeking the highest level of current income while preserving the value of the investment. These securities are primarily short-term obligations of banks, governments, and corporations that are payable in US dollars.

         o AMERICAN CENTURY GNMA INCOME FUND - This fund is a bond fund that seeks high current income while maintaining liquidity and safety of principle by investing primarily in Ginnie Mae (Government National Mortgage Association) Certificates.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

         o AMERICAN CENTURY EQUITY INDEX FUND - This fund is a domestic equity, growth and income fund seeking long-term capital growth. The fund seeks to match, as closely as possible, the investment characteristics and results of the Standard & Poor's 500 Composite Stock Price Index (the S&P 500 Index), which emphasizes stocks of large US companies, by using an indexing investment approach.

         o AMERICAN CENTURY STRATEGIC ALLOCATION FUNDS: CONSERVATIVE, MODERATE, AND AGGRESSIVE FUNDS - These funds are growth and income asset-allocation funds that invest in a diversified mix of stocks, bonds, and money market instruments. The funds seek long-term capital growth with a small amount of income.

         o AMERICAN CENTURY INTERNATIONAL GROWTH FUND - This fund is an international growth fund seeking capital growth by investing the majority of its assets in foreign equity securities of issuers in developed countries. The fund looks for stocks of growing companies with earnings and revenue growth that, over the long-term have a greater-than-average chance to increase in value.

         o JP MORGAN US SMALL COMPANY FUND - This fund seeks to provide a high total return from a portfolio of small company stocks. The fund invests primarily in small and medium-sized US companies.

         o SCHWAB PERSONAL CHOICE RETIREMENT ACCOUNT INVESTMENT FUND - Participants have the option to transfer funds into a Schwab Money Market Account and to make investment decisions as to how they want Schwab to invest these funds. The participant must invest at least $1,000 and cannot invest more than 50 percent of the aggregate fair market value of their account on that trade date. No withdrawals or loans are funded by this account and fees and expenses for investments made by Schwab are charged to the participant's account.

         o PARTICIPANT LOANS - The Plan has a loan feature which allows participants to borrow up to 50 percent of their total vested account balance, subject to a minimum and maximum borrowing limit of $1,000 and $50,000, respectively. Loans to participants are made over a maximum period of 60 months or for any period not to exceed 120 months if the purpose of the loan is to acquire the participant's principal residence. The interest rate is the prime rate plus one percentage point.

         ELIGIBILITY
         All employees of the Company, other than employees covered by certain collective bargaining agreements, leased employees and employees who are not citizens of the United States (except for certain resident aliens), are eligible to participate in the Plan on the first of the month following the completion of three months of service with the Company.

         BENEFITS
         Unless a participant elects to defer payment of his or her benefits until a later date, the participant will receive a lump sum payment of his or her entire nonforfeitable interest in the Plan as soon as administratively feasible in which the later of the following events occurs:

         (a)  The participant reaches normal retirement date, or

         (b)  The participant terminates employment with the Company.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

         CONTRIBUTIONS
         Salary reduction contributions and employer matching contributions are accrued in the period the Company makes payroll deductions from plan participants.

         Profit sharing contributions from the Company are accrued when authorized by the Board of Directors.

         EMPLOYER'S CONTRIBUTION - MATCHING
         The Company currently matches participant contributions 100 percent up to 3 percent and 50 percent in excess of 3 percent up to and including 5 percent. Matching contributions are credited to participant accounts on a monthly basis and are invested in common stock of the Company.

         EMPLOYER'S CONTRIBUTION - PROFIT SHARING CONTRIBUTIONS
         The employer's profit sharing contributions to the Plan are discretionary and are determined annually by the Board of Directors of the Company. At December 31 of each year, the employer's profit sharing contributions are allocated to each active participant's account based on the ratio of the participant's compensation for the Plan year to the total of active participants' compensation for the Plan year.

         The Board of Directors of the Company has not exercised its discretion to make a profit sharing contribution for the years ended December 31, 2002 and 2001.

         PARTICIPANTS' SALARY REDUCTION CONTRIBUTIONS
         Eligible participants are not required to contribute to the Plan; however, they may elect to make voluntary contributions not to exceed 15 percent of their eligible earnings. Such voluntary contributions may be withdrawn from the Plan under hardship conditions pursuant to the Plan.

         PLAN ASSETS
         All Plan assets are maintained in a trust administered by JP Morgan Chase Bank. The trustee has authority to invest trust funds, subject to the provisions of the trust agreement.

         PLAN INCOME
         Plan income or losses are allocated to all participants in the ratio that each participant's account bears to the total of all participant accounts.

         During the years ended December 31, 2002 and 2001, certain administrative costs and expenses of the Plan were paid by Parker Drilling Company. These costs totaled $37,587 and $64,205, respectively.

         VESTING
         Participants are fully vested in the value of contributions they have made to their accounts and the related income. Participants are fully vested in the employer matching and profit sharing contributions made to their accounts and related income.

         AMENDMENT AND TERMINATION OF THE PLAN
         The Plan can be amended or terminated by the Company at any time.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

         DISTRIBUTIONS
         Employees may elect to receive distributions from the Plan in cash or Parker Drilling Company stock with cash distributed for fractional shares.

         INVESTMENT VALUATION
         Investments in mutual funds traded on a national securities exchange are valued at the closing sales price on the last business day of the period. Parker Drilling Company stock is valued at the closing price on the last business day of the period according to the national securities exchange on which it is traded.

         INVESTMENT TRANSACTIONS
         Purchases and sales of securities are reported on a trade-date basis. Gains or losses on sales of investments are determined on the first-in, first-out basis. Dividend income is reported on the ex-dividend date. Interest income is recorded as earned.

         The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and the unrealized appreciation (depreciation) on investments.

         ACCOUNTING ESTIMATES
         The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

2.       INVESTMENTS

         Plan investments are summarized as follows:

                                                     2002              2001
PARKER DRILLING COMPANY COMMON STOCK             $ 7,449,433  *     $10,852,188  *
                                                 -----------        -----------
OTHER INVESTMENTS
American Century Growth Fund                       3,841,497  *       5,483,297  *
American Century Ultra Fund                        3,298,570  *       4,494,129  *
American Century Value Fund                          141,117            175,032
American Century Prime Money Market Fund           4,355,999  *       4,483,843  *
American Century GNMA Income Fund                  2,358,240  *       1,761,033
American Century Equity Index Fund                 2,494,428  *       3,740,567  *
Schwab Personal Choice Retirement
 Account Investment Fund                             560,186            864,585
American Century Strategic Conservative Fund          99,761            274,503
American Century Strategic Moderate Fund           2,084,959  *       2,377,961  *
American Century Strategic Aggressive Fund           517,983            547,107
American Century International Growth Fund           108,403             90,119
JP Morgan US Small Company Fund                      139,791             73,121
Participant loans                                  1,211,820          1,471,587
                                                 -----------        -----------
Total other investments                           21,212,754         25,836,884
                                                 -----------        -----------
Total investments                                $28,662,187        $36,689,072
                                                 ===========        ===========


         * Individual investment represents 5 percent or more of net assets available for benefits at the beginning of the year.

3.       TAX STATUS

         The Plan obtained its latest determination letter on April 26, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

         The Plan is intended to be a qualified trust under Section 401(a) of the Internal Revenue Code and exempt from federal income taxes under the provisions of Section 501(a). The Plan has a cash and deferred arrangement intended to meet the requirements of Section 401(k). Amounts contributed by the Company or by Plan participants will not be taxed to the participant until the participant receives a distribution or withdraws from the Plan.

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

4.       RISKS AND UNCERTAINTY

         The Plan provides for various investment options in any combination of money market, bond, and equity mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the risk associated with certain investments, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes may materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

5.       PARTY-IN-INTEREST

         Certain Plan investments are shares of Parker Drilling Company common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest. Further, certain Plan investments are shares of mutual funds managed by JP Morgan and American Century. JP Morgan Chase is the trustee as defined by the Plan and American Century Retirement Plan Services provides recordkeeping services to the Plan. Therefore, transactions in mutual funds managed by JP Morgan and American Century qualify as party-in-interest transactions.

6.       FUND ALLOCATION

         The Parker Drilling Company common stock fund includes contributions from the Company and participants. Participant contributions are directed solely by the participants. Contributions from the Company are directed by the Company but may be liquidated by the participant at any time and the proceeds invested in other investment fund options. All other funds are participant directed.

         The following tables set forth information related to the Parker Drilling Company common stock fund's assets available for benefits as of December 31, 2002 and 2001 and the changes in such assets for the years then ended.


                                              COMMON
                                             STOCK OF
                                              PARKER
                                             DRILLING        PARTICIPANT
                                              COMPANY          DIRECTED            TOTAL
Net assets available for benefits
 at December 31, 2000                      $ 12,472,727      $ 30,531,705      $ 43,004,432
 Contributions
  Employer                                    1,902,156                --         1,902,156
  Employee salary reduction                     513,236         3,351,227         3,864,463
  Rollover contribution                           1,997            62,270            64,267
 Interest and dividend income                     3,134           313,245           316,379
 Net appreciation (depreciation) in the
  fair value of investments                  (3,400,658)       (3,131,881)       (6,532,539)
 Distribution to employees                     (957,847)       (4,700,516)       (5,658,363)
 Interfund transfers                            495,180          (495,180)               --
                                           ------------      ------------      ------------
Net assets available for benefits at
 December 31, 2001                         $ 11,029,925      $ 25,930,870      $ 36,960,795
                                           ============      ============      ============

PARKER DRILLING COMPANY STOCK BONUS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001
-------------------------------------------------------------------------------

                                              COMMON
                                             STOCK OF
                                              PARKER
                                             DRILLING        PARTICIPANT
                                              COMPANY          DIRECTED            TOTAL
Net assets available for benefits
 at December 31, 2001                      $ 11,029,925      $ 25,930,870      $ 36,960,795
  Contributions
    Employer                                  1,796,512                --         1,796,512
    Employee salary reduction                   484,459         2,697,182         3,181,641
    Rollover contribution                           216            18,461            18,677
  Interest and dividend income                    1,501           173,583           175,084
  Net appreciation (depreciation) in
   the fair value of investments             (4,505,202)       (3,659,214)       (8,164,416)
  Distribution to employees                    (979,703)       (4,130,311)       (5,110,014)
  Interfund transfers                          (273,812)          273,812                --
                                           ------------      ------------      ------------
  Net assets available for benefits at
   December 31, 2002                       $  7,553,896      $ 21,304,383      $ 28,858,279
                                           ============      ============      ============

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
SCHEDULE H, LINE 4i
DECEMBER 31, 2002
-------------------------------------------------------------------------------

IDENTITY OF ISSUE, BORROWER,                                                                     CURRENT
LESSOR OR SIMILAR PARTY     DESCRIPTION OF INVESTMENT                                             VALUE

Parker Drilling Company     Parker Drilling Company common stock                              $  7,449,433(1)(2)(3)
American Century            American Century Growth Fund                                         3,841,497(1)(3)
American Century            American Century Ultra Fund                                          3,298,570(1)(3)
American Century            American Century Value Fund                                            141,117(3)
American Century            American Century Prime Money Market Fund                             4,355,999(1)(3)
American Century            American Century GNMA Income Fund                                    2,358,240(1)(3)
American Century            American Century Equity Index Fund                                   2,494,428(1)(3)
Charles Schwab              Schwab Personal Choice Retirement Account Investment Fund              560,186
American Century            American Century Strategic Conservative Fund                            99,761(3)
American Century            American Century Strategic Moderate Fund                             2,084,959(1)(3)
American Century            American Century Strategic Aggressive Fund                             517,983(3)
American Century            American Century International Growth Fund                             108,403(3)
JP Morgan                   JP Morgan US Small Company Fund                                        139,791(3)
Various                     Participant loans, interest rates ranging from 5.25% to 10.5%        1,211,820
                                                                                              ------------
                                                                                              $ 28,662,187
                                                                                              ============

----------

(1) These investments are greater than 5 percent of assets available for benefits.

(2) The cost of investment in Parker Drilling Company Stock Fund is $15,426,576.

(3) Identifies parties-in-interest.

PARKER DRILLING COMPANY STOCK BONUS PLAN
SCHEDULE OF REPORTABLE TRANSACTIONS
SCHEDULE H, LINE 4j
FOR THE YEAR ENDED DECEMBER 31, 2002
-------------------------------------------------------------------------------


                                                                                             CURRENT
                                                                                             VALUE OF
                                                                                             ASSETS ON
   IDENTITY OF           DESCRIPTION       PURCHASE          SELLING          COST OF       TRANSACTION       NET GAIN
  PARTY INVOLVED          OF ASSETS         PRICE             PRICE            ASSET            DATE          OR (LOSS)
Parker Drilling Co.     Parker stock     $  3,105,158     $         --     $  3,105,158     $  3,105,158     $         --

Parker Drilling Co.     Parker stock                         1,744,155        2,506,155        1,744,155          762,000

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.



                                            PARKER DRILLING COMPANY
                                            STOCK BONUS PLAN

                                            By:  /s/ David W. Tucker
                                                 ------------------------------
                                                  Chairman of the Administrative
                                                  Committee, Corporate Treasurer



Date:  June 23, 2003

                                INDEX TO EXHIBITS

           EXHIBIT
           NUMBER                              DESCRIPTION
    ----------------------    -------------------------------------------------
            23.1              Consent of Independent Accountants

            99.1              Section 906 Certification